FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) 47.508.411/0001-56

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”) announces to its shareholders that the Company’s capital increase was approved, among other matters, at the Annual and Special Shareholders’ Meeting held on April 17, 2013, upon capitalization of the portion of the Company’s goodwill special reserve in the total amount of thirty-eight million, twenty-four thousand, five hundred and ninety-seven Brazilian real and nineteen cents (R$ 38,024,597.19). Out of this total, seven million, six hundred and four thousand, eight hundred and forty-two Brazilian real and thirty-one cents (R$ 7,604,842.31) shall be capitalized without the issuing of new shares and to the benefit of all the shareholders, and thirty million, four hundred and nineteen thousand, seven hundred and fifty-four Brazilian real and eighty-eight cents (R$ 30,419,754.88) shall be capitalized to the benefit of the Company’s controlling shareholder, Wilkes Participações S.A. (“Wilkes”), under Article 7 of CVM Instruction 319/99 (as amended), upon the issuing of two hundred and ninety-nine thousand, nine hundred and sixty-eight (299,968) new preferred shares of the Company.

Under the terms of Section 171 of Law 6,404/76, shareholders will have the preemptive right to subscribe the new shares to be issued as a result of the abovementioned capital increase, corresponding to the portion of the increase which will be capitalized in benefit of the controlling shareholder, observing the following conditions:

(i) Amount of the increase to be carried out upon the issue of new shares: thirty million, four hundred and nineteen thousand, seven hundred and fifty-four Brazilian real and eighty-eight cents (R$ 30,419,754.88).

(ii) Number and type of shares to be issued: two hundred and ninety-nine thousand, nine hundred and sixty-eight (299,968) preferred shares.

(iii) Issuing price: The issuing price of these shares is one hundred and one Brazilian real and forty-one cents (R$ 101.41) per preferred share and was defined according to the weighted average of the fifteen (15) trading sessions prior to the publishing of the first Call Notice to the Annual and Special Shareholders’ Meeting that resolved on said capital increase, under Section 170, § 1º, III, of Law 6,404/76.

(iv) Characteristics: The new preferred shares issued shall have the same rights and characteristics as those borne by the currently existing preferred shares; however, they will not be entitled to receive dividends related to the fiscal year ended on December 31, 2012.

(v) Payment Form: The preferred shares issued shall be paid through the capitalization of a portion of the amounts existing in the goodwill special reserve registered with the Company, in favor of the controlling shareholder Wilkes, as per Article 7 of CVM Instruction 319/99.

The amount paid by the shareholders who exercised their preemptive right to subscribe for shares issued in the capital increase will be directly delivered to the Company’s controller, in national currency, as authorized by Article 7, paragraph 1 of CVM Instruction 319/99.

(vi) Preemptive Right: (a) Except as described in item (b) below, the shareholders owning common and preferred shares may exercise the preemptive right provided for by Section 171 of Law 6,404/76, during the preclusive time-period of thirty (30) days from April 22, 2013, this latter date being included, which shall expire on May 21, 2013, this date being included.

Brasília/DF	SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Belo Horizonte/MG	Av. João Pinheiro, 195 – Subsolo
Curitiba/PR	R. João Negrão, 65 – Sobreloja
Porto Alegre/RS	R. Sete de Setembro, 746 – Térreo
Rio de Janeiro/RJ	R. Sete de Setembro, 99 – Subsolo
São Paulo/SP	R. Boa Vista, 176 – 1 Subsolo
Salvador/BA	Av. Estados Unidos, 50, 2º and - (Ed Sesquicentenário)

The Company’s shareholders whose shares are in custody with Itaú Unibanco S/A shall receive the subscription lists by mail and those who fail to receive it shall appear in person, within the subscription deadline above, at any of the branches of Itaú Unibanco S.A. as indicated above.

The shareholders whose shares are in custody with BM&FBOVESPA – Depositary Center – shall exercise their preemptive rights to subscribe the new shares through their custody agents, subject to the deadlines stipulated by BM&FBOVESPA and the terms herein.

(b) Since the preemptive rights has not been registered with the Securities and Exchange Commission (SEC) through a Registration Statement, nor is in place an exempt from registration with SEC, then U.S. persons, as defined in Regulation S enacted within the ambit of the Securities Act 1933, as amended, may not exercise the preemptive right to the subscription of the shares issued as a result of the capital increase.

Moreover, considering that Wilkes has submitted to the Company a firm commitment to fully exercise its preemptive right and subscribe all new shares not acquired and/or reserved by the other shareholders of the Company, as applicable, once the two rounds of apportionment described above have been carried out, Wilkes will receive all shares not acquired and/or reserved by the other shareholders of the Company, in addition to the shares corresponding to its preemptive right.

(x) Approval: There will be no new Extraordinary Shareholders’ Meeting to approve the capital increase after the period for exercising the preemptive right.

(xi) Ex-subscription trading: The shares acquired as of April 18, 2013, including, shall not be entitled to subscription right.

Any clarifications on the capital increase may be obtained by telephone: (11) 3886-0421 or via e-mail: gpa.ri@grupopaodeacucar.com.br

São Paulo, April 18, 2013.

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 18, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.